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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71093

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/17/23 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Envestnet Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Chesterbrook Blvd, Suite 250
(No. and Street)

Berwyn	PA	19312
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathryn Evans	617.692.9737	katie.evans@envestnet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG
(Name – if individual, state last, first, and middle name)

200 East Randolph Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathryn Evans _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Envestnet Securities, Inc _____, as of 12/31 _____, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANTHONY M. CASCIO
My Identification # 757448
Expires January 7, 2027

Notary Public

3/15/2025

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240 18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ENVESTNET SECURITIES, INC.

(An indirect wholly owned subsidiary of Envestnet, Inc.)

Statement of Financial Condition Pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934

As of December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

ENVESTNET SECURITIES, INC.

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4– 8



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the The Member and the Board of Directors
Envestnet Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Envestnet Securities, Inc. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2023.

Chicago, Illinois
March 26, 2025

INTENTIONALLY LEFT BLANK

ENVESTNET SECURITIES, INC.
Statement of Financial Condition
As of December 31, 2024

Assets

Cash and cash equivalents	$	1,427,081
Prepaid expenses and other assets		14,187
Total assets	$	1,441,268

Liabilities and Member's Equity

Liabilities

Payable to affiliate	$	313,304
Accrued expenses and other liabilities		45,000
Total liabilities		358,304

Member's equity:

Additional paid-in capital		1,455,000
Accumulated deficit		(372,036)
Total member's equity		1,082,964
Total liabilities and member's equity	$	1,441,268

See accompanying notes to financial statements.

(1)   Nature of Business and Significant Accounting Policies

Envestnet Securities, Inc. (the Company or ESI) is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly-owned subsidiary of Envestnet Security Holdings, LLC, which is a wholly owned subsidiary of Envestnet, Inc. (the Parent). The Company's primary business is to identify and solicit investment advisors, dual registrants, and broker-dealers on behalf of registered clearing and custodian firms. The Company operates solely as a promoter and marketing agent of the clearing and custody firms and only engages with other regulated entities/institutions in the custodial referral. The Company does not hold customer funds or securities.

The Company does not claim an exemption under Rule 15c3-3 but instead relies on the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073 because the Company does not directly or indirectly receive or hold customer funds or securities.

The following is a summary of the Company's significant accounting policies:

(a)   Basis of Presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

(b)   Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

(c)   Cash and Cash Equivalents

Cash includes funds held in bank accounts for firm operating activities.

(d)   Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Deferred income taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the change in tax laws and rates as of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

(e) *Recently Adopted Accounting Pronouncements*

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." This update amends the requirements for segment disclosures. This standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard as of December 31, 2024 and it did not have a material impact on the Company's statement of financial condition.

(2) Fair Value Measurements

Management estimates the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, prepaid expenses and other assets, payable to affiliate, and accrued expenses and other liabilities) to approximate their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, *Fair Value Measurements* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics,

among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the period from November 17, 2023 through December 31, 2024.

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of December 31, 2024 or during the period from November 17, 2023 through December 31, 2024.

(3)   Prepaid Expenses and Other Assets

Prepaid expenses and other assets consists primarily of a deposit with FINRA of $13,924, which will be used to fund future regulatory charges.

(4)   Related Party Transactions

The Company has management service agreements with its affiliaties, Envestnet Asset Management, Inc. (EAM) and Envestnet Financial Technologies (EFT), whereby such affiliates provide the Company with various services, including certain compensation and related benefits, professional and legal fees, occupancy and equipment costs, and telephone and communications costs.

As of December 31, 2024, the payable to EAM of $313,304, which is included in payable to affiliate on the statement of financial condition, represents the payable to ESI's affiliates for cash payments made on behalf of the Company that have been allocated per the management service agreement for which ESI has not yet paid as of December 31, 2024.

(5)   Income Taxes

As of December 31, 2024, net deferred tax assets consist of the following:

Future deductible expenses and net operating loss carryforwards:		
Net operating loss carryforwards	$	93,642
Future deductible expenses		-
Total deferred tax assets		93,642
Future taxable income arising from:		
Unrealized gain/loss on FX		-
Prepaid expenses		-
Total deferred tax liabilities		-
Net deferred tax assets	$	93,642
Valuation Allowance		(93,642)
Total deferred tax assets after valuation allowance		-

The consolidated tax return with the Parent's tax return for the year ended December 31, 2023 remains open to examination by the Internal Revenue Service in its entirety. The return also remains open with respect to state taxing jurisdictions. As of December 31, 2024, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

(6)   Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital requirement of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The rule also requires that the ratio of aggregate indebtedness to net capital under the basic aggregate indebtedness method shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $1,068,777 which was $1,044,890 in excess of its required net capital of $23,887. As of December 31, 2024, the Company's ratio of aggregate indebtedness to net capital ratio was .34 to 1.

(7)   Off-Balance Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of its business. Legal fees and other costs associated with such actions are expensed as incurred. The Company will record a provision for these claims when it is both probable that a liability has been incurred and the amount of the loss, or a range of the potential loss, can be reasonably estimated. These provisions are reviewed regularly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information or events pertaining to a particular case. For litigation matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but if the matter is material, it is subject to disclosures. As of December 31, 2024 there are neither claims nor proceedings against the Company and therefore no accrual is deemed necessary. Further, while any possible range of loss cannot be reasonably

estimated at this time, the Company does not believe that the outcome of any of these proceedings, individually or in the aggregate, would, if determined adversely to it, have a material adverse effect on its financial condition or business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with creditworthy financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash and cash equivalents as of December 31, 2024, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

(8) Segment Information

The Company operates under a single operating and reportable segment that constitutes all of the consolidated entity. The description of the types of products and services from which the reportable segment derives its revenues as well as the accounting policies of the reportable segment are the same as those described in Note 1 "Nature of Business and Significant Accounting Policies." The Company has identified the President of the Company as the chief operating decision maker who uses total assets, which is reported on the consolidated Statement of Financial Condition to assess the performance and allocate resources on a consolidated basis.

(9) Subsequent Events

The Company has performed an evaluation of subsequent events through March 26, 2025 which is the date the financial statements were available to be issued, and did not identify any subsequent events.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Envestnet Securities, Inc.:

We have reviewed management's statements, included in the accompanying Envestnet Securities, Inc. Exemption Report (the Exemption Report), in which (1) Envestnet Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving referral fees, and the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the period from November 17, 2023 through December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Chicago, Illinois
March 26, 2025



ENVESTNET

EXEMPTION REPORT
ENVESTNET SECURITIES, INC.

Envestnet Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5 because the Company limits its business activities exclusively to receiving referral fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from November 17, 2023 through December 31, 2024 without exception.

Envestnet Securities, Inc.

I, Kathryn Evans, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:
Kathryn Evans
4CA9AE499ABF415...

By: ______________________________
President

March 26, 2025

1000 Chesterbrook Blvd., Suite 250, Berwyn, PA 19312
Email: envestnetsecurities@envestnet.com Phone : 312-827-7055